Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

October 13, 2009

H. Christopher Owings Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	AutoChina International Limited Amendment No. 1Registration Statement on Form F-1 Filed August 10, 2009 File No. 333-159607

Dear Mr. Owings:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued on August 27, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Mr. Yong Hui Li (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form F-1/A for the Company (the “Amended F-1”) through the Commission’s EDGAR system reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

H. Christopher Owings October 13, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Amendment No. 1 to Registration Statement on Form F-1

Enforceability of Civil Liabilities, page 1

1.
We note your response to comment four from our letter dated June 26, 2009.  Please disclose in this section and the last risk factor on page 28 whether or not you will abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 1 and 28 of the Amended F-1 to clarify that the Company intends to abide by judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Prospectus Summary, page 2

Overview, page 2

2.
Please revise your "Overview" that begins on page 2, your "Overview" section in your "Management's Discussion and Analysis of Financial Condition and Results of Operations" section that begins on page 37 and your "AutoChina's History" section that starts on page 64 so that these sections give a consistent and clear picture as to the development of your business. In this regard, each of these sections seems to provide a slightly different time period covering when the company was formed and the description of predecessor entities. For example, the "Overview" section that begins on page two makes no mention that your operations actually began in 2000, while your discussion at the bottom of page 37 clearly discloses this fact.  In addition, your "Corporate Development and History" section that begins on page 67 states that ACG was formerly known as "KYF, Inc." while the other sections do not disclose this fact.  While your "Overview" sections do not necessarily need to include the same level of detail regarding your history, these sections should provide a consistent and clear picture of the company's development.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages 36 and 71 of the Amended F-1.  The Company has elected to limit the discussion of corporate history to the Company in the “Overview” sections in the Amended F-1, and not to include the corporate history of its operating subsidiary ACG in such sections.

H. Christopher Owings October 13, 2009 Page 3

3.
We note your disclosure on page three and at the bottom of page 30 that you may call the warrants for redemption, but only with the prior consent of EarlyBirdCapital.  Please revise your filing in this section, and elsewhere if appropriate, to explain why you must receive the consent of EarlyBirdCapital in order to redeem the warrants.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 3 and 30 of the Amended F-1.  This feature of the warrants is included in Section 6 of the Warrant Agreement governing the warrants.

The Company believes this provision is not unusual in initial public offerings of special purpose acquisition companies such as the Company’s predecessor, Spring Creek Acquisition Corp.

4.
We note your statement on page four and page 31 that “[t]he redemption criteria for our warrants were established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to our redemption call." Please state how your redemption criteria provide a reasonable premium to the initial exercise prices, provide sufficient liquidity and will cushion the market reaction to your redemption call.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 4 and 31 of the Amended F-1.

5.
We note your response to comment two from our letter dated June 26, 2009 and the related revised disclosures.  Based on your disclosures on page 37 it appears that your auto dealership businesses have been in operation since 2000.  We are unclear why you did not provide selected financial data for fiscal year 2004.  To the extent that you cannot provide 2004 selected financial data, explain to us the reasons for the omission and disclose them in this section.  Refer to Instruction to Item 3.A of Form 20-F.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 6 of the Amended F-1.

6.	Please re-label your net income per share data and the shares used for computation captions to indicate that they are pro forma numbers to give effect to the reverse recapitalization.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 6 of the Amended F-1.

H. Christopher Owings October 13, 2009 Page 4

Risk Factors, page 7

7.	We note your response to comment 48 from our letter dated June 26, 2009. Please revise the second risk factor on page 12 to incorporate your response to comment 48.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 12 of the Amended F-1.

Risks Relating to ACG's Commercial Vehicle Sales and Leasing Business, page 11

Our commercial vehicle sales and leasing segment has only been operating.... pane 13

8.
We note your statement in the second risk factor on page 13 and in the first risk factor on page 18 that states "our historical results should not be relied on to provide any information regarding our ongoing business." While we do not object to advising readers that your operation results will differ in the future because of your sale of your automotive dealership, please revise these risk factors to eliminate any express or implied statements that investors cannot rely on your historical results.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 13 and 18 of the Amended F-1.

General Risks Relating to Conducting Business in China, page 24

AutoChina may qualify as a passive foreign investment company, or "PFIC,...", page 29

9.
We note your response to comment nine from our letter dated June 26, 2009. We disagree that the AutoChina's status as a PFIC in 2007 and 2008 is not relevant to a person that may acquire AutoChina shares covered by this registration statement as their status in 2007 and 2008 may provide an individual an indication of AutoChina's status in future periods. Please revise this section and your discussion located on page 124 to state if AutoChina was or was not a PFIC in 2007 and 2008.

COMPANY RESPONSE:  The Company continues to believe that whether the Company was or was not a PFIC in 2007 or 2008 is not relevant to a person that may acquire Company ordinary shares covered by this registration statement, since this registration statement covers Company ordinary shares acquired in 2009.  Under the applicable provisions of the Internal Revenue Code, stock in a corporation held by a taxpayer is treated as stock in a PFIC only if the corporation is a PFIC at any time during the taxpayer’s holding period for the stock.  In other words, the corporation’s PFIC status in a year prior to the year of the start of the taxpayer’s holding period for any stock in such corporation is not relevant to such holder for purposes of determining any PFIC tax consequences that might apply to such holder.  The Company respectfully disagrees that the Company’s status as a PFIC in either 2007 or 2008 provides any meaningful indication of the Company’s PFIC status for 2009 and future periods.  The determination of whether the Company is a PFIC in any given year involves an analysis of the nature of the Company’s income and assets for that year.  The nature of the Company’s income and assets in 2007 and 2008 differed dramatically as compared to 2009.  It is only in 2009 that the Company consummated a business combination and had significant business operations and activities, such that it had significant income and assets attributable to active business operations.  Prior to that time, the Company was a blank check company which predominantly had passive assets.

H. Christopher Owings October 13, 2009 Page 5

The Offering, page 30

10.
We note in the penultimate sentence of the first paragraph on page 30 your statement that "[t]he warrants and ordinary shares underlying the warrants registered for resale hereunder were originally issued in a private placement to the founding shareholders named in this registration statement, and were subsequently exchanged for warrants identical to those warrants issued in the Registrant's initial public, offering." Please clarify what private placement you are referring to in this instance. Also, please provide a cross-reference to your more detailed discussions regarding these transactions under the sections titled "Warrant Exchange" and "Shares Eligible for Future Sale" that begin on page 66 and 102, respectively.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 30 of the Amended F-1.

11.
We note in the final sentence of the first paragraph on page 30 your statement that "[s]uch exchanged warrants were then partially sold to insiders of AutoChina, as is further described in this registration statement." Please provide a cross-reference to the location in your filing where more detailed information regarding this sale is located.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 30 of the Amended F-1.

Warrants, page 30

12.
Please clarify for the reader that while you have 4,172,108 warrants outstanding, you are only registering for resale under this registration statement 1,430,000 warrants. Please also explain why you determined to register only a subset of the outstanding warrants considering your indication on page 31 that you have agreed to meet these conditions and use [y]our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants..."

H. Christopher Owings October 13, 2009 Page 6

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 30 and throughout the Amended F-1 to clarify that the Company is registering the resale of 1,430,000 warrants and, in addition, the issuance of ordinary shares underlying all of the Company’s outstanding warrants.

13.	Please revise your discussion to clarify how a cashless exercise will reduce the number of shares to be issued and provide an example, if appropriate.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 31 of the Amended F-1.

Capitalization of AutoChina International (Formerly Spring Creek…), page 36

14.	Clarify in your disclosures the number of shares issued to AutoChina's former shareholder(s) to effect the reverse recapitalization.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 70 of the Amended F-1.  The Company has revised the capitalization table to reflect the shares issued to AutoChina’s former shareholder(s) to effect the reverse recapitalization, as well as to update the capitalization table to June 30, 2009 and to reflect the sale of the consumer automotive dealership business on a pro forma basis.

Management's Discussion and Analysis of Financial Condition and Results….page 37

ACG's Financial Condition and Results of 0perations Page 39

15.
We read your response to comment 17 from our letter dated June 26, 2009 and note your representation that the fluctuations in the exchange rate will only affect the magnitude of the translated figures presented in the financial statements. To the extent that it is material, we believe an investor should be able to assess the impact of such currency fluctuations versus the U.S. dollar on the financial statements. For example, you should be able to quantify the impact of such fluctuations on your change in net sales. Please advise us, or revise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 56 of the Amended F-1.

16.
In view of your agreement to sell your automotive dealership business by the end of September 2009 and that your commercial vehicle sales only accounted for 8% of your gross revenues in 2008, please tell us and disclose the impact of the disposition on your financial condition, operating results, liquidity and capital resources in future periods.

H. Christopher Owings October 13, 2009 Page 7

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 39 and 41 of the Amended F-1.

Contractual Payment Obligations, page 44

17.
We note your response to comment 20 from our letter dated June 26, 2009. We note on page 106 of your prospectus that as of December 31, 2008 you had $16,095,000 outstanding and due to Beiguo for the purchase of commercial vehicles. Please tell us whether these debt payments are note payables or trade payables.  If the amount due to Beiguo is considered trade payables, please update your table to account for the interest payments that you make to Beiguo. If the amount due to Beiguo is not trade payables please tells what category these debt payments fall under.

COMPANY RESPONSE:  The outstanding amount due to Beiguo are considered trade payables, but are not part of the financing arrangement and are non-interest bearing.

AutoChina's Financial Condition and results of Operation, page 52

Liquidity and Capital Resources, page 55

18.
We note your response to comment 22 from our letter dated June 26, 2009. We note that a portion of the funds held in your trust account was used for redemptions and a portion was used for share purchases. Please discuss the material differences between these types of transactions and why some shares were purchased and other shares redeemed.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 62 of the Amended F-1.

Unaudited Pro Forma Combined Financial Statements, pale 57

19.
We read your response to comment 23 from our letter dated June 26, 2009.  Please advise us as to your consideration of paragraph Al2.c of SFAS no. 141R with regard to the Board of Directors composition of AutoChina International Limited after the reverse recapitalization. In this regard, please advise us how you determined ACG is the accounting acquirer in view of the fact that the former shareholders of ACG do not have majority control of the Board of Directors.

H. Christopher Owings October 13, 2009 Page 8

COMPANY RESPONSE:  Paragraphs A11 and A12 of SFAS No. 141R provide for the consideration of various facts and circumstances in identifying the acquirer in a business combination effected by exchanging equity interests.  In addition to considering the composition of the governing body of the combined entity, SFAS No. 141R also provides for the consideration, among other factors, of the relative voting rights in the combined entity after the business combination and the composition of the senior management of the combined entity.

The Company considered the factors noted above in identifying the accounting acquirer in the transaction.  The Company determined that ACG was the accounting acquirer and that the transaction should be accounted for as a reverse recapitalization, notwithstanding the fact that ACG had only two out of five members on the Board of Directors initially (with the other three directors being independent of both AutoChina International Limited and ACG), since immediately following completion of the transaction, the shareholders of ACG immediately prior to the transaction had effective control of AutoChina International Limited through (1) their more than 50% shareholder interest in the combined entity and (2) the management of ACG being named to all of the senior executive positions of AutoChina International Limited.

The Company considered the following provisions of SFAS No. 141R in making its determination (items in bold represent factors specific to the Company’s analysis):

“A11.                      In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

A12.           In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.  However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.  Paragraphs A108–A129 provide guidance on accounting for reverse acquisitions.  Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including:

a.
The relative voting rights in the combined entity after the business combination — The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.  In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

H. Christopher Owings October 13, 2009 Page 9

b.
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest — The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

c.
The composition of the governing body of the combined entity — The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d.	The composition of the senior management of the combined entity — The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

e.
The terms of the exchange of equity interests — The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.”

After consideration of the above factors as they relate to the circumstances of the transaction between AutoChina International Limited and ACG, the fact that the board is comprised initially of only two directors appointed directly by ACG does not negate the fact that the accounting acquirer is ACG, since the other directors are independent directors and there is no large minority shareholder block.  As a result, ACG has the largest block of directors, the largest control group of shareholders, and controls the senior management of the combined company post-closing.  The Company has therefore concluded that no group other than the ACG shareholders has sufficient control post-closing to be considered the acquirer, and that to conclude otherwise would not be supported by the facts of the transaction.

20.
We note your response to comment 25 from our letter dated June 26, 2009. However, we remain unclear why you are not required to revise financial statements within your 20-F filed on June 6, 2009 to reflect the operations of AutoChina Group given it was a change in reporting entity as of the consummation date of April 9, 2009 of the reverse recapitalization.  In addition, we do not believe SFAS 165 applies to your situation.

COMPANY RESPONSE:  The Company acknowledges the Staff’s position that a change in reporting entity occurred as of the April 9, 2009 consummation date of the transaction between AutoChina International Limited and AutoChina Group, and that the Company’s filings for periods ending after such date would have to reflect the operations of AutoChina Group as the accounting acquirer.  The Company intends to amend the financial statements contained in the Form 20-F filed on June 6, 2009 to reflect the operations of AutoChina Group as soon as practicable.  The Company believes that the extensive financial information, including financial statements of both AutoChina International Limited and AutoChina Group, subsequent events footnotes, and pro forma financial information, that has been provided in various filings with the Commission over the past several months adequately informs investors of the necessary information until an amended Form 20-F can be filed.

H. Christopher Owings October 13, 2009 Page 10

21.
We read your response to comment 27 from our letter dated June 26, 2009. Please explain to us if the escrowed or earn-out shares are contingent on the employment of Mr. Yong Hui Li or other ACG former shareholder or affiliates. In this regard, please explain to us the business purpose of the escrowed and earn-out shares. We assume they were entered into to facilitate the transaction. If the earn-out or escrow shares are contingent on future employment of Mr. Yong Hui Li, then please advise how you could have reasonably concluded such shares are not compensatory in nature. If these shares are contingent on future employment, then please ensure your response addresses for us the eight indicators discussed in paragraph A87 of SFAS no. 141R.

COMPANY RESPONSE:  The continuing employment of Mr. Yong Hui Li or any other former ACG shareholder is not a condition to the distribution of the escrowed or earn-out shares in the future.  There is no requirement whatsoever for such ACG shareholders to be employed by the Company post-closing or to provide any services to the Company post-closing in order to receive such escrowed or earn-out shares.  Furthermore, there is no forfeiture of the right to any escrowed or earn-out shares by ACG shareholders who are also a part of management post-closing, which is a strong indication that such arrangements are not compensatory in nature, but are part of the recapitalization transaction.

The escrowed shares (also referred to as the hold-back shares) and the earn-out shares are subject to release to the ACG shareholders on a pro rata basis, based on achieving certain operating milestones in the future.  The escrowed shares are essentially a different form of an earn-out provision, and, as such, the Company believes that the accounting treatment for all such shares should be the same.

The escrow and earn-out share provisions were established to provide additional ownership to the ACG shareholders, when and if the valuation metrics utilized to determine the share exchange calculation were fully achieved.  The escrow share provision was also established to provide a mechanism to provide for any indemnification claims.

H. Christopher Owings October 13, 2009 Page 11

The Company believes that the transaction is a reverse recapitalization, and that the distribution of the escrowed shares and the earn-out shares is not a share-based payment transaction designed to compensate the recipients for services rendered, but rather is equivalent to a stock dividend or stock split to the ACG shareholder group.

The escrowed shares and the earn-out shares are for the benefit of the shareholders of the accounting acquirer, and are being distributed on a pro rata basis, and are not for the benefit of the acquired shell company’s shareholders or employees.  The outcome of the escrow and earn-out is considered as a part of the recapitalization of the operating company (accounting acquirer).  In a reverse merger transaction, the shares issued or issuable to the accounting acquirer shareholders do not result in an expense or additional consideration.  The Company believes that it would inconsistent with the recapitalization process if the final determination of shares issued to the shareholders of the accounting acquirer resulted in an expense rather than being accounted for as a form of dividend or stock split.

In support of the Company’s position, The Accounting Research Manager, published by CCH, addresses this specific situation where the accounting acquirer has an earn-out provision:

“If a reverse acquisition includes an earn-out arrangement, the accounting for the earn-out arrangement does not follow Statement 141 because the earn-out would be payable to the shareholders of the accounting acquirer.  Therefore, the earn-out would be treated as a dividend.”

The Company has also reviewed paragraph 58.b. of SFAS No. 141R, which states as follows:

“58.           A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction.  The following are examples of separate transactions that are not to be included in applying the acquisition method:

***

b.	A transaction that compensates employees or former owners of the acquiree for future services (paragraphs A86–A90).”

However, since the individuals and investors who will receive these escrowed and earn-out shares are not former employees or investors of the acquiree, the Company concluded it did not apply, and since these shares are not contingent on future employment, it was not necessary to analyze paragraph A87 of SFAS No. 141R under these circumstances.

H. Christopher Owings October 13, 2009 Page 12

Registration on Form F-1

22.
We note your response to comment 34 from our letter dated June 26, 2009. It appears the repurchase of the 910,000 warrants after April 9, 2009 was contemplated as part of the transaction based on your presentation of the transaction detail on page F-53. Notwithstanding your representation that the subsequent repurchase of the warrants is discretionary and subsequent to April 9, 2009, we believe that the pro forma financial statements and the related diluted pro forma EPS calculation should give effect to the repurchase of these warrants given they have not been reflected in your December 31, 2008 historical financial statements.

COMPANY RESPONSE:  The Company has revised the pro forma financial statements and the related diluted pro forma EPS calculation to give effect to the repurchase of these warrants.

23.
We note you reflected the probable sale of your consumer automotive dealership business as discontinued operations in the summarized pro forma financial statements on page 49 of the Form F-1/A filing. Given the material impact of the disposition on revenues, expenses, and your balance sheet, please revise the unaudited pro forma condensed combined financial statements beginning on page 57 as follows:

Revise the unaudited pro forma condensed combined statement of operations and balance sheet to give effect to the probable sale as if it had occurred on January 1, 2008. In this regard, please present historical financial statements first, then pro forma adjustments to give effect to the probable sale to arrive at a subtotal pro forma column for the combined entity before the pro forma adjustments for the reverse recapitalization. Then you should present the pro forma adjustments for the transaction to arrive at the final pro forma column for the combined entity. This presentation would facilitate an investor's ability to assess the impact of the probable sale before giving effect to the reverse recapitalization transaction. Similarly, revise the unaudited pro forma condensed combined balance sheet beginning page 61 accordingly.

COMPANY RESPONSE:  The Company has revised the unaudited pro forma condensed combined financial statements to give effect to the probable sale of the Company’s consumer automotive dealership business as if it had occurred on January 1, 2008 for the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008 and on December 31, 2008 for the unaudited pro forma condensed combined balance sheet as of December 31, 2008.

The business combination is being accounted for as a reverse acquisition, wherein ACG is the accounting acquirer and AutoChina International Limited is the accounting acquiree.  In order to provide the investor with the ability to assess the impact of the probable sale of the consumer automotive dealership business (which will become a discontinued operation upon the closing of such sale), given the materiality of this business to ACG’s consolidated financial statements, and in light of the accounting treatment of the business combination, the Company has presented the impact of the sale of the consumer automotive dealership business in additional appropriately-labeled columns to the right of the columns that currently present the accounting effect of the reverse recapitalization.  Since the operations of AutoChina International Limited prior to the business combination with ACG in April 2009 have been properly eliminated, the unaudited pro forma condensed combined statements of operations present the operations of ACG, both before and after the adjustments to reflect the elimination of the pending discontinued operations.

H. Christopher Owings October 13, 2009 Page 13

Pursuant to the Commission’s rules with respect to the preparation of pro forma financial information, the Company has properly eliminated the operations of the consumer automotive dealership business in the far right column of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2008, since such operations are considered as discontinued operations.  The far right column of the unaudited pro forma condensed combined balance sheet as of December 31, 2008 gives effect to the impact of the probable sale of the consumer automotive dealership business.

The Company believes that the presentation described above will provide the investor with the ability to assess the financial impact of the probable sale of the consumer automotive dealership business, and the accounting presentation of such business as a discontinued operation after the closing of such sale.

24.
Refer to footnote (B) on page 63 and the business section beginning page 64. We note you characterize the transaction with ACG as an acquisition, which implies that it is a purchase rather than a reverse recapitalization. In this regard, we believe you should revise your reference to characterize it as a reverse recapitalization throughout the section here and elsewhere in the filing.

COMPANY RESPONSE:  The Company has revised the reference to “acquisition” throughout the filing to either “transaction”, “reverse recapitalization”, or, when the context so requires, “business combination” (a defined term used in the filings of AutoChina International Limited prior to the April 2009 transaction with ACG).

H. Christopher Owings October 13, 2009 Page 14

Business, page 64

The Initial Public Offering and Private Placements page 64

25.
We note your response to comment 39 from our letter dated June 26, 2009. Please revise this section to provide a cross-reference to your "Selling Shareholders" section where more detailed information regarding the escrow agreements is located.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 71 of the Amended F-1.

26.	We note your response to comment 41 from our letter dated June 26, 2009. Please explain how the Put and Call agreements insured that the applicable stockholder would vote in favor of the transaction.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 72 of the Amended F-1.

Warrant Exchange, page 66

27.
We note your disclosure regarding the exchange of warrants by the "founding shareholders" and the sale on July 28, 2009 by Jim Wu, Gary Chang, and William Yu (each a founding shareholder) of 100,000, 25,000, and 250,000 New Warrants. In this section and in your "Shares Eligible for Sale" section that begins on page 102, please explain why you exchanged the Private Placement Warrants for New Warrants and what terms, if any, differ between the two securities. Please also discuss the facts and circumstances surrounding the subsequent sale of the New Warrants on July 28, 2009.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 73 of the Amended F-1.

28.
Please revise your disclosure to generally provide the characteristics of the warrants sold in AutoChina's initial public offering or provide a cross-reference to the location in your filing that contains this information. Also, please disclose the exemption from registration that these parties relied upon for the resale of such securities.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 73 of the Amended F-1.

H. Christopher Owings October 13, 2009 Page 15

Commercial Vehicle Financing Business, page 69

Finance and Sales page 72

29.
We note your response to comment 47 from our letter dated June 26, 2009. Please discuss why Chuanglian Auto Trade sells the vehicles to Beiguo and then Beiguo resells the vehicles to Kaiyuan Auto Trade rather than Chuanglian Auto Trade selling the vehicles directly to Kaiyuan Auto Trade and Beiguo only providing the financing necessary to complete the transaction.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 79 of the Amended F-1.

Capital Expenditures, page 74

30.
Please provide this information in US dollars. Please also tell us the status of the 47 new commercial vehicle financing centers that you plan to open by the end of the calendar year. Finally, please also explain your reference to "additional financing."

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 81 of the Amended F-1.  We have changed the reference to “additional financing” to clarify that the expansion efforts will be funded from borrowings under the Company’s existing lines of credit, the financing arrangement with Beiguo and by raising capital from third parties.

Certain Relationships and Related Transactions, page 104

AutoChina, page 104

31.
We note your response to comment 58 from our letter dated June 26, 2009. Please discuss the underlying reasons, factors and purpose of the underwriters requesting that the founding shareholders forfeit 263,463 as a result of more than 20% of your public shareholders voting against the acquisition of ACG by AutoChina.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 112 of the Amended F-1.

ACG, page 105

32.
We note your disclosure on page 106 that "[d]uring the periods presented, the Company has obtained the customer deposits for sales of automobiles from a company affiliated with Mr. Li and is non-interest bearing." Please describe the facts and circumstances surrounding your receipt of these deposits including, but not limited to, the name of the affiliated company, why you received the deposits and the aggregate amount of the deposits received during the periods presented, and when the deposits typically must be repaid. Also, please confirm if any amounts are currently outstanding and due the company affiliated with Mr. Li as your table on page 106 seems to indicate that nothing is currently outstanding.

H. Christopher Owings October 13, 2009 Page 16

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 115 of the Amended F-1.  Prior to the business combination, the Company’s Chairman, Mr. Li, would, from time to time, provide loans to the Company through various companies he controls to fund its working capital needs.  In each case the loans were unsecured, non-interest bearing and due on demand.  As of June 30, 2009, there were no such loans outstanding and no new loans have been made since that date.

Selling Shareholders, page 115

33.
We note your response to comment 60 from our letter dated June 26, 2009. We note that you state that 7,745,625 shares that Honest Best International owns are being held in an escrow until October 9, 2009, unless the applicable put and call option is terminated earlier. Please advise what put and call option you are referring to in this instance and in what circumstances the put and call option may be terminated early. Also, we continue to believe that Honest Best International should be named an underwriter. Therefore, beyond the fact that Honest Best International's shares have been in escrow, please tell us how Honest Best International is not an underwriter in this instance. We note as an example only, they are registering for resale all of their 80.31% ownership stake in AutoChina. Refer to Compliance and Disclosure Interpretation 214.02 relating to Securities Act Forms for guidance as to what factors should be considered.

COMPANY RESPONSE:  The Company advises the Staff that each of the escrow arrangements referenced by the Company in its previous comment have been terminated, as described in the Amended F-1.  However, the Company continues to believe that Honest Best Int’l Ltd. should not be considered an underwriter.  Compliance and Disclosure Interpretation 214.02 states as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

H. Christopher Owings October 13, 2009 Page 17

In order of their appearance in the interpretation, the factors to be considered are:

(1)
Length of time the shares have been held.  The Honest Best Int’l Ltd. has held the shares the Company is registering since April 9, 2009, the date of the business combination, and prior to that point owned shares in the operating company since September 2, 2008.

(2)
The circumstances under which the shares were received.  The shares were received in the business combination; however, they were subject to escrow arrangements which prevented Honest Best Int’l Ltd. from selling the shares until the conditions of the relevant escrow arrangements were terminated.

(3)	Relationship to the Issuer. Honest Best Int’l Ltd. is controlled by the Chairman and Chief Executive Officer of the Company and his spouse.

(4)	Amount of securities involved. As the staff pointed out 80.31% of the Company’s ordinary shares are involved.

(5)
Whether the Sellers are in the business of underwriting securities.  Honest Best Int’l Ltd. is owned and controlled by the Company’s Chairman and Chief Executive Officer and his spouse, none of whom is in the business of underwriting securities.

(6)
Whether the seller is acting as a conduit for the Issuer.  This last factor is subjective, takes into account all of the prior factors indicated and any other factors that should be considered.  In this case, it should be considered that had Honest Best Int’l Ltd. wished to act as an “underwriter”, it could have demanded that the Company file a registration statement on Form F-4 in connection with its business combination, which would have permitted it to be able to sell securities publicly after the business combination (taking into account other applicable securities laws).  Instead, Honest Best Int’l Ltd. chose to permit its securities to be registered post-transaction, without penalty if the shares were not registered promptly.

Based on the factors enumerated above, the Company continues to believe that Honest Best Int’l Ltd. should not be considered an underwriter.  Although a significant number of shares are being registered and the shares are beneficially owned by the Chairman and Chief Executive Officer of the Company, Honest Best Int’l Ltd. has owned the shares since April 9, 2009, and the shares in the operating company since September 2, 2008, had no present intention to distribute the shares when issued, as evidenced by the shares being placed into escrow at the closing of the business combination and not requiring that the Company use an F-4 to register the securities prior to the business combination or provide for penalties in the event that registration did not occur by a certain time, and that neither Honest Best Int’l Ltd., not its beneficial owners, are in the business of underwriting securities.

H. Christopher Owings October 13, 2009 Page 18

34.
We note your response to comment 61 from our letter dated June 26, 2009. Please further revise the footnotes to this table to provide greater detail as to which private placement or transaction each of the selling stockholders identified in your table received his, her, or its shares or warrants, rather than simply stating that such stockholder acquired shares prior to AutoChina's initial public offering.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 125-127 of the Amended F-1.

Item 7. Recent Sales of Unregistered Securities, page 11-2

35.	Please provide the disclosures required under Item 701 of Regulation S-K with respect to the warrant exchange that took place on July 28, 2009 between Auto China and each founding shareholder.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page II-2 of the Amended F-1.

Item 9. Undertakings, page II-6

36.	We note your response to comment 81 from our letter dated June 26, 2009. Please provide the undertaking required under Item 512(a)(5)(ii) of Regulation S-K.

COMPANY RESPONSE:  In response to the Staff’s comment, the undertaking has been added to page II-7 of the amended F-1.

Exhibit 5.1 Opinion of Harney Westwood & Riegels

37.
We note that your counsel's legal opinion states "[t]his opinion is confined to the matters expressly opined on herein, and given on the basis of the laws...at the date of this opinion." Accordingly, if counsel intends to retain this statement, then counsel must date and file the legality opinion on the date of effectiveness. If counsel intends to date and file the opinion on the date of effectiveness, please have counsel confirm that intention in writing and file this confirmation as correspondence on the EDGAR system. Otherwise, please have counsel revise the opinion to eliminate this limitation.

COMPANY RESPONSE:  The statement has been revised in accordance with the Staff’s comment.

H. Christopher Owings October 13, 2009 Page 19

38.
We note that the legal opinion contains the statement "[w]e have not undertaken or been instructed to undertake any due diligence in relation to this opinion." Please either remove this statement or clarify what is meant by this statement.

COMPANY RESPONSE:  The statement has been removed from the form of opinion.

39.
We also note that the legal opinion contains language which states that "[t]his opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter." Please revise to remove any potential implication that the referenced opinion does not constitute public disclosure under the federal securities laws.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the Opinion.

40.
We note under the letter (b) of the attached Schedule, counsel refers to "the accuracy and completeness of all factual representations made in the other documents reviewed by us." Please clarify what "other documents" counsel is referring to in this instance.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the Opinion to clarify that the reference to documents refers to the documents listed as having been reviewed in connection with the opinion.

41.
We note under the letter (c) of the attached Schedule, counsel assumes that the Warrant Agreement constitutes the valid and binding obligations of the parties thereto in accordance with the terms thereof. You may not make this assumption as to the Company as you are delivering an opinion as to this point. Please revise.

COMPANY RESPONSE:  A separate opinion by Loeb & Loeb is being provided with respect to the Warrants.

42.	The assumption you provide under the letter (e) appears to be overly-broad. Please revise to remove it or tell us why it is necessary.

COMPANY RESPONSE:  In accordance with the Staff’s comments, the scope of the assumption under letter (e) has been narrowed.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP